Filed by Cadeler Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended

Subject Company: Cadeler A/S

Commission File No.: 001-41889

CATEGORY: ADDITIONAL REGULATED INFORMATION REQUIRED TO BE DISCLOSED UNDER THE LAWS OF A MEMBER STATE

Cadeler A/S – Public filing by Cadeler Limited of a registration statement on Form F-4 with the U.S. Securities and Exchange Commission for a potential redomiciliation of Cadeler from Denmark to the United Kingdom

Copenhagen, 27 August 2026 -- Cadeler A/S (“Cadeler” or the “Company” and, together with its consolidated subsidiaries, the “Cadeler Group”) today announces that Cadeler Limited, to be renamed Cadeler plc, has publicly filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the potential redomiciliation of the Cadeler Group’s parent company from Denmark to the United Kingdom (the “Redomiciliation”).

As first disclosed on 28 June 2024, the Company is considering a potential Redomiciliation, which may be effected through a share-for-share exchange offer pursuant to which the Company’s shareholders may be offered to exchange their shares in Cadeler A/S (including those shares in Cadeler A/S represented by American Depositary Shares) on a 1:1 basis for shares in Cadeler plc, a company incorporated in England and Wales for the purpose of the Redomiciliation. The board of directors and executive management of the Company are expected to continue as the board of directors and executive management of Cadeler plc following the completion of the potential Redomiciliation. No final decision has been made by the Company’s board of directors to proceed with the Redomiciliation or by the board of directors of Cadeler plc to launch the exchange offer, and further information on the process, terms of the exchange offer and shares offered, will be provided in due course if and when any such decision is made.

The registration statement on Form F-4 contains certain preliminary information regarding the proposed exchange offer and is publicly available on the SEC’s website at www.sec.gov. A combined EU/EEA prospectus and offer document is expected to be made public in due course, subject to any final decision by the Company’s board of directors to proceed with the Redomiciliation and the board of directors of Cadeler plc to launch the exchange offer.

For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler A/S (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Additional Information and Where to Find It

Important Additional Information Will be Filed with the SEC

This communication is not a prospectus or offer document but relates to the potential redomiciliation of Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (“Cadeler”), from Denmark to the United Kingdom (the “Redomiciliation”), which may be effected by way of a registered exchange offer (the “Offer”) by Cadeler Limited (to be re-registered to a public limited company and renamed Cadeler plc), a company incorporated under the laws of England and Wales (“NewCo”).

No final decision has been made by the Company’s board of directors to proceed with the Redomicilation or by the board of directors of Cadeler Limited to launch the Offer, and further information on the process, terms of the Offer and shares offered, will be provided in due course if and when any such decision is made. NewCo is offering to exchange for each outstanding ordinary share of Cadeler, with a nominal value of DKK 1.00 per share (each, a “Cadeler Share”), including Cadeler Shares represented by American Depositary Shares, each representing four (4) Cadeler Shares (the “Cadeler ADSs”), validly tendered and not validly withdrawn in the Offer, one (1) ordinary share of NewCo, with a nominal value of $1.00 per share (each, a “NewCo Share”). The Offer has not yet commenced.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that NewCo or Cadeler may file with the U.S. Securities and Exchange Commission (the “SEC”). Prior to the commencement of any Offer, NewCo will file a final Registration Statement on Form F-4 that will include an offering prospectus with respect to the NewCo Shares to be offered in any such Offer and a Tender Offer Statement on Schedule TO, and Cadeler will file a Solicitation/Recommendation Statement on Schedule 14D-9, in each case with respect to the Offer, if made. To the extent a final decision is made to proceed with the Redomicilation, NewCo will also publish a combined English language prospectus and offer document (the “EU Prospectus and Offer Document”) subject to prior approval from the Financial Supervisory Authority of Norway (in Norwegian: Finanstilsynet) (the “NFSA”) in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, and as implemented into Norwegian law (the “EU Prospectus Regulation”) and the Norwegian Securities Trading Act of 29 June 2007 no. 75, as amended. This communication does not contain all the information that should be considered concerning the potential Redomiciliation and Offer and is not intended to form the basis of any investment decision or any other decision in respect of the potential Redomiciliation and Offer or shares in Cadeler.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, THE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF NEWCO AND CADELER WITH THE SEC, OR APPROVED BY THE NFSA, IN CONNECTION WITH THE POTENTIAL REDOMICILIATION (INCLUDING A POTENTIAL OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS MAY CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, CADELER, THE POTENTIAL REDOMICILIATION (INCLUDING THE POTENTIAL OFFER) AND RELATED MATTERS THAT CADELER SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES IF A DECISION TO MAKE SUCH AN EXCHANGE OFFER IS MADE. Investors and shareholders will be able to obtain the registration statement/prospectus, the Offer materials (including the offer to exchange, a related letter of transmittal and certain other Offer documents) and the solicitation/recommendation statement, if and when they become available, and other documents filed with the SEC by NewCo and Cadeler at no cost to them through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain copies of any final document, if any, filed with the SEC by NewCo or Cadeler free of charge from Cadeler’s website at www.cadeler.com. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the potential Redomiciliation or Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, (the “Securities Act”) and applicable European/European Economic Area or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, any public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This communication is addressed to and directed only at, persons who are outside the United Kingdom and persons in the United Kingdom(i) falling within the definition of “investment professionals” within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) who are high net worth bodies, corporate, unincorporated associations and partnerships and trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order; or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Market Data

Information provided herein as it relates to the market environment in which Cadeler and NewCo operate or any market developments or trends is based on data and reports prepared by third parties and/or Cadeler based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the potential Redomiciliation and potential Offer, including statements regarding the benefits of the Redomiciliation, the anticipated timing of the Redomiciliation, the services offered by the Cadeler group of companies (the “Group”) and the markets in which the Group operates, and the Group’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by NewCo and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither NewCo nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the potential Offer is subject to conditions, not all of which are within NewCo’s control, (ii) the risk of Cadeler Shareholders who do not tender their Cadeler Shares and/or Cadeler ADSs prior to the expiration date becoming a minority shareholder of Cadeler and subject to the squeeze-out, (iii) adverse effects on the liquidity and value of non-tendered Cadeler Shares and Cadeler ADSs, (iv) failure to realize the expected benefits of the Redomiciliation, (v) potential disruptions in the business of the Group, which could have an adverse effect on its business and financial results, (vi) risks relating to the Redomiciliation triggering transaction costs and expenses without resulting in any significant cost savings or synergies, (vii) the risk that NewCo Shareholders will not be entitled to the protections provided by the U.K. City Code on Takeovers and Mergers, (viii) risks related to England and Wales and the United States being the exclusive forums for any legal proceeding, suit or action, (ix) risks related to the enforcement of judgments of U.S. courts against NewCo or its directors or officers, (x) NewCo’s dependency on dividends and other distributions received from its subsidiaries, which may be subject to restrictions, (xi) no assurance that the Offer will not be a taxable transaction for U.S. federal income tax purposes, (xii) risks related to tax and to changes in tax laws, including as a result of the Redomiciliation, (xiii) the Group’s limited number of vessels and its vulnerability in the event of a loss of revenue relating to any such vessel(s), (xiv) risks inherent to Cadeler’s offshore operations, (xv) the possibility that the utilization of the Group’s vessels may be lower than expected and that its backlog of contracts may fail to materialize, (xvi) contractual and non-contractual legal risks related to the Group’s operations which may expose the Group to financial losses and for which the Group may not have insurance coverage, (xvii) risks related to the ordering, construction and delivery of newbuild vessels and upgrades of existing vessels, (xviii) failure to maintain an effective system of internal control over financial reporting, (xix) risks relating to technical, maintenance, transportation and other commercial services supplied to the Group by third parties, (xx) increased competition and volatility in demand, (xxi) international, national or local economic, social, political or geopolitical conditions and macroeconomic factors that could adversely affect the Group, (xxii) risks deriving from restrictive covenants and other conditions under Cadeler’s financing arrangements and financial risks arising generally as a result of the Group’s level of indebtedness, (xxiii) risks relating to the failure to retain and recruit key personnel and/or to labor disruptions, (xxiv) risks relating to any failure to comply with applicable laws and regulations as well as expectations regarding environmental, social and governance as well as sustainability matters, (xxv) risks related to Danish, Cypriot, U.K. and U.S. taxation, (xxvi) credit, interest and exchange rate risks, (xxvii) any failure to realize the anticipated benefits of Cadeler’s business combination with Eneti and risks related to the integration of the acquired business, (xxviii) differences in the rights of NewCo Shares to be received as a result of the Redomiciliation from Cadeler Shares, (xxix) the risk that there may not be an active trading market for the NewCo Shares, (xxx) the risk that transfers of the NewCo Shares outside the Depository Trust Company and Euronext Securities Oslo may be subject to stamp duty or stamp duty reserve tax in the U.K., (xxxi) the risk that the listing of NewCo Shares on the New York Stock Exchange and Oslo Stock Exchange may not succeed as expected, and (xxxii) the ability of certain of the Group’s largest shareholders to influence matters requiring shareholder approval. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting NewCo, Cadeler or the Group will be those that the Group has anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond NewCo’s or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from historical experience and present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Group’s business, including those described in Cadeler’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, reports on Form 6-K and other documents filed from time to time by Cadeler with the SEC. NewCo and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and, except as required by law, NewCo and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.